                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)



                             UFP Technologies, Inc.
                             ----------------------
                                (Name of Issuer)

                          Common Stock - $.01 Par Value

                                    902673102
                                    ---------
                                 (CUSIP Number)

                             Patrick J. Kinney, Jr.
                      Lynch, Brewer, Hoffman & Sands, LLP,
               101 Federal Street, Boston, MA 02110 (617) 951-0800
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 3, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                                PAGE 1 of 6 PAGES


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CUSIP No. 902673102

                                  SCHEDULE 13D



1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
                                   R. Jeffrey Bailly
         -----------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   /  /

         (b)   /  /

3)       SEC Use Only
                     -----------------------------------------------------------

4)       Source of Funds (see instructions)           PF
                                           -------------------------------------

5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)    /  /

6)       Citizenship or Place of Organization          USA
                                             -----------------------------------


                           7)       Sole Voting Power              584,765
Number of Shares                                     ---------------------------
Beneficially Owned
By Each Reporting          8)       Shared Voting Power            120,090
Person With                                            -------------------------

                           9)       Sole Dispositive Power         584,765
                                                          ----------------------

                          10)       Shared Dispositive Power       120,090
                                                            --------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                704,855
         -----------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                /  /
         -----------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)         14.8%
                                                           ---------------------

14)      Type of Reporting Person (See Instructions)           IN
                                                    ----------------------------



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CUSIP No. 902673102

         The reporting person listed on the cover page to this Amendment No 2 to
Schedule 13D hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder. This Amendment No. 2 to Schedule 13D reports certain material changes occurring after the reporting person's most recent amendment Schedule 13D was filed with the Securities and Exchange Commission (the "Commission") in April, 1998. A
Schedule 13G is being filed contemporaneously herewith by the Reporting Person, and all future changes in the holdings of the Issuer by the Reporting Person will be reflected on amendments to said Schedule 13G. Except as noted herein, all terms defined in the original Schedule 13D, as amended, have the same meaning in this Amendment No. 2.

Item 1.  Security and Issuer.
         --------------------

         No material changes are reported.

Item 2.  Identity and Background.
         ------------------------

         No material changes are reported.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Bailly used personal funds in making his purchases of Common Stock described in this statement.

Item 4.  Purpose of Transaction.
         -----------------------

         The purpose of Bailly's acquisitions of Common Stock and options to acquire Common Stock is to obtain a favorable return on his investment.

         Included in Bailly's holdings are shares of Common Stock, the right to receive shares of Common Stock and options to acquire shares of the Common Stock granted to Bailly in connection with his employment, including shares of Common Stock and options to acquire shares of Common Stock granted in connection with his appointment as President and Chief Executive Officer of the Issuer in April, 1995. Pursuant to his employment agreement with the Issuer, Bailly was issued an aggregate of 25,000 shares of Common Stock over the four-year period from April 1, 1995 to April 1, 1999, of which 5,000 shares were issued subsequent to the filing of Amendment No. 1 to this
Schedule 13D. Options to acquire an aggregate of 50,000 shares became exercisable in 1998, options to acquire an aggregate of 16,111 shares became exercisable in 1999, options to acquire an aggregate of 148,611 shares became exercisable in 2000 and options to acquire an aggregate of 10,000 shares became exercisable in the first 60 days of 2001. Options to acquire an aggregate of 44,722 additional shares will become exercisable after the first 60 days of 2001 pursuant to prior option grants. On January 7, 1999, Bailly was issued 48,000 shares of restricted stock as additional compensation. On January 1, 2000, Bailly was issued 33,500 shares of restricted stock as additional compensation. On January 1, 2001, Bailly was issued 10,000 shares of restricted stock as additional compensation pursuant to his Employment Agreement dated April 3, 2000. Bailly may, in the future, be issued restricted shares of Common Stock and may be granted options to acquire shares of Common Stock in the discretion of the

                                PAGE 3 of 6 PAGES

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CUSIP No. 902673102

Board of Directors of the Issuer. Since Amendment No. 1 to Schedule 13D was filed, Mr. Bailly made the following open market purchases of shares of Common Stock of the Company:



                           Date                      No. of Shares     Cost (Sales Price)
                           ----                      -------------         Per Share
                                                                       --------------------
                  November 8, 1999                    2,900                 $2.94
                  November 9, 1999                      800                 $2.94
                  November 12, 1999                     300                 $3.00
                  August 8, 2000                      3,500                 $2.44
                                                      -----
                                                      7,500


         In addition, Bailly may, from time to time purchase additional shares of Common Stock in open market transactions as market conditions may, from time to time, warrant.

         Except as described above, Bailly has no plans or proposals to acquire any additional securities of the Issuer or to dispose of any securities of the Issuer, or to take any action which relates to or would result in any major change in the business or corporate structure of the Issuer.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Bailly individually beneficially owns (i) 210,043 shares of Common Stock, (ii) options to purchase 78,000 shares of Common Stock exercisable at $2.00 per share, all of which are presently exercisable, (iii) options to purchase 122,000 shares of Common Stock exercisable at $3.25 per share, all of which are presently exercisable, (iv) options to purchase 20,000 shares of Common Stock exercisable at $3.625 per share, 15,000 of which are presently exercisable; (v) options to purchase 20,000 shares of Common Stock exercisable at $3.00 per share, 10,000 of which are presently exercisable; (vi) options to purchase 10,000 shares of Common Stock exercisable at $3.69 per share, 2,500 of which are presently exercisable; (vii) options to purchase 44,444 shares of Common Stock exercisable at $4.50 per share, 22,222 of which are presently exercisable; and (viii) options to purchase 125,000 shares of Common Stock exercisable at $2.75 per share, all of which are presently exercisable. Bailly is also one of two trustees of the UFP Technologies, Inc. Profit Sharing Retirement Plan which owns an aggregate of 120,090 shares of Common Stock. Assuming exercise of all of his presently exercisable options, Bailly would beneficially own an aggregate of 704,855 shares of Common Stock, which would be equal to 14.8% of the total outstanding shares of Common Stock. Bailly has the sole power to vote or to direct the vote of all of the shares of Common Stock individually owned by him. Bailly has the sole power to dispose or to direct the disposition of shares of Common Stock and options to purchase Common Stock individually owned by him. Together with the other trustee of the profit sharing plan, Bailly has shared power to vote the shares of Common Stock owned by such profit sharing plan and to dispose of shares of the Common Stock owned by such profit sharing plan. Bailly has no agreement with any other person with respect to


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CUSIP No. 902673102

voting of any shares of capital stock of the Issuer.

         Other than the stock issuance on January 1, 2001, the reporting person has not effected any transactions in any securities of the Issuer in the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect
         --------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         No material changes are reported.


Item 7.  Material to be filed as Exhibits.
         --------------------------------

         None.




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CUSIP No. 902673102


Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2001




                                                     /s/ R. Jeffrey Bailly
                                                     --------------------------
                                                     R. Jeffrey Bailly





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